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                              Porter & Hedges, L.L.P.
                          ATTORNEYS AND COUNSELORS AT LAW
                            1000 MAIN STREET, 36TH FLOOR
       BRYAN K. BROWN         HOUSTON, TEXAS 77002-6336
          PARTNER
Tel. Direct (713) 226-6691                                 MAILING ADDRESS:
 Fax Direct (713) 226-6291  TELECOPIER (713) 228-1331       P.O. BOX 4744
  BBROWN@PORTERHEDGES.COM    TELEPHONE (713) 226-6000   HOUSTON, TX 77210-4744

                                 July 29, 2005



Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

         Attention:        Carmen Moncada-Terry
                           Attorney-Adviser

         Re:               Blue Dolphin Energy Company
                           Form S-3, File No. 333-124908
                           Form 10-KSB/A
                           File No. 0-15905

Dear Ms. Moncada-Terry:

     I am writing on behalf of Blue Dolphin Energy Company (the "Company") in response to the staff's comment letter dated July 12, 2005, on the above referenced filing.

Form 10-KSB/A-1 for the Fiscal Year Ended December 31, 2004

Oil and Gas Exploration and Production Activities, page 4

1. In accordance with Rule 4-10(c)(6)(i) of Regulation S-X, the Company recorded a gain on the sale of its interests in the Galveston Area Blocks 287 and 297 leases because recording the proceeds as an adjustment to capitalized costs would have significantly altered the relationship between capitalized costs and proved reserves of oil and gas.

     During the quarter ended March 31, 2005, prior to earning the proceeds from the placement of the Company's interest in these leases, capitalized costs in the full cost pool totaled approximately $180,000 and proved reserves totaled approximately 400 barrels of oil and 35 million cubic feet of natural gas. Its proved reserves were unchanged by the sale of these leases since there were no proved reserves associated with the interests sold. If the sale had been treated solely as an adjustment to capitalized costs, all of its capitalized costs would have been eliminated.
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Division of Corporate Finance
July 29, 2005
Page 2


     Thus, since the relationship between capitalized costs and proved reserves would have been significantly altered if all proceeds were recorded as an adjustment to the capitalized costs, the Company allocated the costs in the 287 and 297 leases between the relative fair values of the interests sold and the interests retained. The Company then applied the proceeds to the allocated costs of the sold properties and recognized a gain on the sale of certain interests in the Galveston Area Blocks 287 and 297 leases.

Note 13 - Supplemental Oil and Gas Information - Unaudited, page 50

2. The Company supplementally confirms that the calculation of future development and production costs included in the Form 10-KSB were made based on year-end costs.

     If necessary, the Company would like to have a conference call with the staff to discuss any further comments relating to comment no. 1. Upon resolution of all comments, the Company will file an additional amendment to the Form 10-KSB in response to comment no. 2 to further clarify that the calculation of future development and productions costs were made based on year-end costs. In the event that the staff has follow-up comments, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

                                                 Very truly yours,


                                                 /s/ Bryan K. Brown
                                                 ------------------
                                                 Bryan K. Brown

BKB
cc:      Greg Starks